UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

c/o Zapp Electric Vehicles (Sales) Limited

Building 149 The Command Works

Bicester Heritage

Old Skimmingdish Lane

Bicester

Oxfordshire OX27 8FZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Zapp Electric Vehicles Group Limited (the “Company”) hereby furnishes the following documents: (i) a notice with respect to the Company’s annual general meeting of shareholders (the “Annual Meeting”) which will be held virtually at https://www.cstproxy.com/zappev/2025, on October 1, 2025, at 2 p.m. Greenwich Mean Time (10 a.m. U.S. Eastern Daylight Time); and (ii) a proxy card for use in connection with the Annual Meeting.

The notice is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the proxy card is furnished with this Form 6-K as Exhibit 99.2 and is incorporated by reference herein.

On September 16, 2025, the Company also issued a press release to provide a business update and announce the date of the Annual Meeting. A copy of the press release is furnished as Exhibit 99.3 to this Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the U.S. Securities and Exchange Commission and made a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice
99.2	Proxy Card
99.3	Press release issued by Zapp Electric Vehicles Group Limited, dated September 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: September 16, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President